UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”) is filing herewith materials previously provided to certain holders of its outstanding First Priority Senior Secured Notes due 2011 (“FPNs”) and holders of greater than 50% of the outstanding principal amount of its Second Priority Senior Secured Notes due 2013 (“SPNs” and together with the FPNs, the “Notes”) in connection with their evaluation of various strategic alternatives regarding Satmex, including the transactions contemplated by the EchoStar Stock Purchase Agreement (defined below). Such information was provided pursuant to non-disclosure agreements executed between Satmex and such holders of the Notes (the “NDAs”). On March 5, 2010, these holders exercised their rights under the NDAs to unilaterally terminate such agreements and to require Satmex to disclose the information, enabling such holders to freely trade their respective securities in the open market, absent any other securities laws restrictions. To fulfill such obligation, Satmex is filing the materials herewith. The NDAs also require Satmex to disclose the current status of Satmex’s review of its strategic alternatives.
Following the preparation of the materials in December 2009, and as previously reported, on February 26, 2010, Satmex, together with Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. F/589 dated November 28, 2006 (the “DBM Trust”), Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. 80501 dated November 28, 2006 (together with the DBM Trust, the “Sellers”), entered into a Stock Purchase Agreement (the “EchoStar Stock Purchase Agreement”) with EchoStar Satellite Acquisition L.L.C., a limited liability company organized under the laws of Colorado (“EchoStar”), and for certain limited purposes, EchoStar Corporation, a Nevada corporation. Pursuant to the Stock Purchase Agreement, EchoStar will form a joint venture entity with a Mexican partner (the “MXJV”) and cause the MXJV to act as co-buyer with EchoStar, in compliance with Mexican foreign ownership requirements (EchoStar and the MXJV, the “Buyers”). EchoStar has informed Satmex that it will form the MXJV with MVS Comunicaciones. The Sellers hold the shares of Satmex stock (the “Shares”) for the benefit of their respective beneficiaries and pursuant to the Stock Purchase Agreement, have agreed to sell the Shares to the Buyers, subject to certain conditions.
Satmex is using its commercially reasonable efforts to close the transactions contemplated by the EchoStar Stock Purchase Agreement but is continuing to evaluate other alternatives, including an internal restructuring.
EchoStar, Satmex or the Sellers may terminate the EchoStar Stock Purchase Agreement on or after March 15, 2010 if, among other things, (i) holders of greater than 50% of the FPNs and SPNs have not granted Satmex waivers of certain provisions of the FPN and SPN indentures (the “Waivers”) and (ii) greater than 50% of the SPNs have not executed agreements to sell their notes for a specified price (the “SPN Lockup Agreements”). As of the date of this filing, neither the Waivers nor the SPN Lockup Agreements have been executed, and Satmex has no assurance that such agreements will be executed prior to March 15, 2010. As previously reported, the transaction is subject to numerous other conditions and contingencies and termination rights in favor of EchoStar.

Exhibit 99.1	Presentation of Satélites Mexicanos S.A. de C.V., dated December 2009, as supplemented.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Presentation of Satélites Mexicanos S.A. de C.V., dated December 2009, as supplemented.